Annual Report

Cover Page

Name of issuer:

Ashley Black Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/15/2014

Physical address of issuer:

3440 S Sam Houston Pkwy East Suite 100
Houston TX 77047

Website of issuer:

http://ashleyblackguru.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

45

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$18,228,971.00	$12,143,051.00
Cash & Cash Equivalents:	$2,632,296.00	$998,392.00
Accounts Receivable:	$240,084.00	$334,736.00
Short-term Debt:	$4,318,022.00	$3,249,881.00
Long-term Debt:	$4,548,989.00	$3,164,035.00
Revenues/Sales:	$25,611,647.00	$15,369,802.00
Cost of Goods Sold:	$10,755,324.00	$7,570,683.00
Taxes Paid:	$25,081.00	$1.00
Net Income:	$562,631.00	$522,237.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ashley Black Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ashley Black	Brand Ambassador	ADB Interests LLC	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ashley Black	President	2014
Ashley Black	CEO	2014
BRANDY HIPP	CFO	2017
BRANDY HIPP	Treasurer	2017
Lee-Ann Fullard	Vice President	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
ADB Equities LLC	94.12 Membership Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please***

review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Ashley Black is the founder and brand ambassador, playing a crucial role in the company. If she were to become incapacitated, it would adversely affect company performance.
>
> There is an unresolved defamation case filed in 2017 jointly by Ashley Black and the Company that could result in additional costs of up to $350k.
>
> With added success of the products on Marketplaces in the US and globally, there is risk of patent infringement by fraudulent companies. To mitigate this risk, the Company has retained Vorys law firm through a partnership with Pattern to monitor and enforce IP globally.
>
> The topical products are currently only manufactured by one lab in the US, resulting in supply chain risk for these products. To mitigate this risk, the Company is actively seeking alternative wet lab partners and considering an acquisition of an existing topical brand that owns a wet lab as well.
>
> The Company currently derives over 90% of revenue using an ecommerce store hosted on Shopify. The store could be taken offline for any length of time due to natural disaster, hacking, or other unforeseen events. To mitigate this risk, the Company will be using a portion of funds raised to bolster the IT disaster migration plans and to provide a working capital reserve for such a temporary loss of revenue.
>
> The revenue and profitability models are based on assumptions that are subject to change, including the cost of the products, the cost to advertise on digital platforms, the cost to acquire and retain skilled labor needed to design, build and operate the ecommerce web stores.
>
> The investment should be considered long term and the investors may not see any return or ability to sell convertible notes or shares for at least 2 years and possibly longer if market conditions are not favorable for an acquisition or IPO.
>
> The majority of inventory is housed in a single warehouse in Houston Texas, which places the business at risk for interruptions to operations and possible damage to the inventory from natural disasters including hurricanes and flooding. While insurance covers the replacement of inventory, the time needed to manufacture or import a significant amount of inventory would temporarily impair revenue and cash flow.
>
> There is a warranty case in the Texas courts that arose in 2017 that is still outstanding as of this date. The Company has filed motions to dismiss. The insurance company of record from the dates of claim is handling defense of the case for all named entities and has set a reserve of $40k plus legal fees. The Company is responsible for legal fees incurred on behalf of entities named in the complaint but not covered on the policy. Estimated fees for the resolution of this case are not expected to be material and reputational risk is not an issue given that the Company had and continues to have a 1000-day guarantee policy that claimants could have availed themselves of.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	10000000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	ADB Interests LLC
Issue date	06/21/18
Amount	$848,300.00
Outstanding principal plus interest	$620,593.67 as of 03/21/22
Interest rate	5.4% per annum
Maturity date	06/22/28
Current with payments	Yes

SBA 7(a) loan

Loan

Lender	ADB Interests LLC
Issue date	06/21/18
Amount	$273,999.00
Outstanding principal plus interest	$195,659.50 as of 03/21/22
Interest rate	2.66% per annum
Maturity date	06/22/28
Current with payments	Yes

SBA 7(a) loan

Loan

Lender	Chase Bank
Issue date	06/21/18
Amount	$500,000.00
Outstanding principal plus interest	$501,603.80 as of 03/21/22
Interest rate	3.87% per annum
Current with payments	Yes

Revolving line of credit to be converted to a term note at the discretion of the bank.

Loan

Lender	ADB Interests LLC
Issue date	08/13/21
Amount	$485,000.00
Outstanding principal plus interest	$483,638.00 as of 03/21/22
Interest rate	3.75% per annum
Maturity date	07/01/50
Current with payments	Yes

SBA EIDL

Convertible Note

Issue date	12/14/22
Amount	$425,000.00
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$50,000,000.00
Maturity date	12/15/24

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Section 4(a)(2)		$3,641,498	General operations
6/2022	Regulation D, 506(c)	Convertible Note	$25,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$425,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ashley Black
Amount Invested	$3,641,498.00
Transaction type	Other
Issue date	12/30/21
Relationship	Owner

Debt issued to related party

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are all about changing the way people approach health and beauty. We have pioneered the science of Fasciology, the study of the system of the body called fascia, and have developed technology to regenerate this vital system. Our products are life changing for our customers, because when you regenerate the fascia it "reverse ages" the skin, loosens the body globally and provides new solutions for virtually every pain syndrome.

We will become a household name, and Ashley Black's product suite will be a part of the daily lifestyle of ten's of millions across the globe. Our products will be in retail, both our beauty focused lines and our recovery focused line. We will have thousands of certified practitioners that will use our products in procedures and sell out of their office. Our brand will continue to experience rapid growth and Ashley Black, Inc will secure it's place as a market leader and innovator.

Milestones

Ashley Black Inc was incorporated in the State of Delaware in May 2014.

Since then, we have:

- 🚀$150M+ Lifetime Revenue PROFITABLE business. 6M+ Highly Engaged Community
- 🏆Equity Partners Include World-Renowned Doctors & Business Tycoons
- 📈Revenue growth of 67% 2022 YOY, 30% in 2020, and another 18% in 2021.
- 🔬PATENTED SCIENTIFIC products proven safe and effective in a peer reviewed and published study.
- POWERFUL BRAND recognition, OVER 1 Trillion unique media impressions in 7 countries.
- 💖 OVER 1M LOYAL customers with 60% average repurchase rate

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $25,611,647 compared to the year ended December 31, 2021, when the Company had revenues of $15,369,802. Our gross margin was 58.01% in fiscal year 2022, compared to 50.74% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $18,228,921, including $2,632,296 in cash. As of December 31, 2021, the Company had $12,143,051 in total assets, including $998,392 in cash.
- *Net Income.* The Company has had net income of $562,631 and net income of $522,237 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $8,867,011 for the fiscal year ended December 31, 2022 and $6,413,916 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $5,030,389 in debt and $3,152,865 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the next 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ashley Black Inc cash in hand is $725,475, as of March 2023. Over the last three months, revenues have averaged $1,384,000/month, cost of goods sold has averaged $627,004/month, and operational expenses have averaged $731,518/month, for an average net margin of $25,478 per month. Our intent is to increase profitability as we scale this year.

Since the closing of the 2022 financials, we have reduced our staff by over 30% and reduced level of digital ad spend to a more profitable amount. These changes will result in significantly increased net income for 2023.

In the next 6 months we anticipate generating $10M in revenue and $0.1M of

In the next 6 months we anticipate generating $10M in revenue and $9.1M of expenses. We expect to recognize 9% of operating income on revenue in the first half of 2023, as we invest in the growth of new marketing and distribution channels. The operating margin is expected to increase to over 16% in 2023 as we gain traction in the new business channels.

The Company has been profitable in 7 of the 8 years of operation and plans to remain that way.

The Company funds short-term working capital needs for inventory and marketing using revolving lines of credit from American Express, Brex, Divvy, and a $3M revolving line of credit from Ample.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, BRANDY HIPP, certify that:

(1) the financial statements of Ashley Black Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Ashley Black Inc included in this Form reflects accurately the information reported on the tax return for Ashley Black Inc filed for the most recently completed fiscal year.

BRANDY HIPP
CFO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://ashleyblackguru.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashley Black
BRANDY HIPP
Lee-Ann Fullard

Appendix E: Supporting Documents

ttw_communications_102923_202252.pdf
Amended_and_Restated_Company_Agreement_ADB_Interests_LLC_executed.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Cooley Go Convertible Note
- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Ashley Black
- BRANDY HIPP
- Lee-Ann Fullard

Appendix E: Supporting Documents

- ttw_communications_102923_202252.pdf
- Amended_and_Restated_Company_Agreement_ADB_Interests_LLC_executed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ashley Black Inc

By

Ashley Black
Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lee-Ann Fullard
CEO
4/20/2023

Brandy Hipp
CFO
4/20/2023

Ashley Black
Founder
4/20/2023